                                                           File Number:  0-29174
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                ______________
                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                            RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                      For the quarter ended June 30, 2000

                          LOGITECH INTERNATIONAL S.A.
             (Exact name of Registrant as specified in its charter)
                               ________________

                                 Not Applicable
                (Translation of Registrant's name into English)

                          Canton of Vaud, Switzerland
                (Jurisdiction of incorporation or organization)
                               ________________

                          Logitech International S.A.
                              Apples, Switzerland
                               c/o Logitech Inc.
                               6505 Kaiser Drive
                           Fremont, California 94555
                                 (510) 795-8500
         (Address and telephone number of principal executive offices)

                               ________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    [X] Form 20-F        [] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    []  Yes       [X] No


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

                    Not applicable

                          LOGITECH INTERNATIONAL S.A.
                                    Form 6-K
                               Table of Contents

                                                                                            Page
                                                                                            ----
Consolidated Financial Statements (unaudited):

  Consolidated Balance Sheets at June 30, 2000 and March 31, 2000..........................    3
  Consolidated Statements of Income for the three months ended June 30, 2000 and 1999......    4
  Consolidated Statements of Cash Flows for the three months ended June 30, 2000 and 1999..    5
  Notes to Consolidated Financial Statements...............................................    6
Management's Discussion and Analysis of Financial Condition and Results of Operations......    8
Quantitative and Qualitative Disclosure About Market Risk..................................   16
Signatures.................................................................................   17
Exhibit 4.1  Amendment No. 1 to Deposit Agreement by and among the company, the Bank of
  New York, as Depositary and owners and beneficial owners of American Depositary
  Receipts ................................................................................  A-1

                          LOGITECH INTERNATIONAL S.A.
                          CONSOLIDATED BALANCE SHEETS
               (In thousands, except share and per share amounts)



                                                                                       June 30,       March 31,
                                                                                         2000            2000
                                                                                      -----------    ------------
ASSETS                                                                                (unaudited)
Current assets:
 Cash and cash equivalents........................................................       $ 44,369        $ 49,426
 Accounts receivable..............................................................        107,151         123,172
 Inventories......................................................................        101,763          68,255
 Other current assets.............................................................         23,916          25,354
                                                                                      -----------    ------------
     Total current assets.........................................................        277,199         266,207
Investments.......................................................................         41,052          10,807
Property, plant and equipment.....................................................         40,871          42,117
Intangible assets.................................................................         13,002          14,007
Other assets......................................................................            887             939
                                                                                      -----------    ------------
     Total assets.................................................................       $373,011        $334,077
                                                                                      ===========    ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Short-term debt..................................................................       $  7,028        $  6,990
 Accounts payable.................................................................         95,283          92,430
 Accrued liabilities..............................................................         51,435          51,049
                                                                                      -----------    ------------
     Total current liabilities....................................................        153,746         150,469
Long-term debt....................................................................          2,917           2,934
Other liabilities.................................................................            510             705
                                                                                      -----------    ------------
     Total liabilities............................................................        157,173         154,108
                                                                                      -----------    ------------
Contingencies (Note 7)
Shareholders' equity:
  Registered shares, par value CHF 10 - 5,208,942 authorized, 1,101,058 conditionally authorized, 4,208,942 issued and outstanding at June 30, 2000;
   4,362,920 authorized, 1,147,080 conditionally authorized, 4,162,920 issued and          30,020          29,752
   outstanding at March 31, 2000..................................................


  Additional paid-in capital......................................................         85,550          83,686
  Less registered shares in treasury, at cost, 24,532 at June 30, 2000 and 20,640
   at March 31, 2000..............................................................         (2,120)         (1,056)

  Retained earnings...............................................................         89,352          84,367
  Cumulative translation adjustment...............................................        (17,218)        (16,780)
  Unrealized gain on securities...................................................         30,254              --
                                                                                      -----------    ------------
     Total shareholders' equity...................................................        215,838         179,969
                                                                                      -----------    ------------
     Total liabilities and shareholders' equity...................................       $373,011        $334,077
                                                                                      ===========    ============


   The accompanying notes are an integral part of these financial statements.

                          LOGITECH INTERNATIONAL S.A.
                       CONSOLIDATED STATEMENTS OF INCOME
               (In thousands, except share and per share amounts)



                                                                            Three months ended June 30,
                                                                           ----------------------------
                                                                              2000             1999
                                                                           ------------   --------------
                                                                                 (unaudited)
Net sales.............................................................       $  141,416       $  121,068
Cost of goods sold....................................................           94,125           85,105
                                                                           ------------   --------------
Gross profit..........................................................           47,291           35,963
Operating expenses:
 Marketing and selling................................................           26,449           21,353
 Research and development.............................................            8,509            7,006
 General and administrative...........................................            8,265            6,583
                                                                           ------------   --------------
Operating income......................................................            4,068            1,021
Interest income (expense), net........................................              196             (204)
Other income (expense), net...........................................            1,967              (82)
                                                                           ------------   --------------
Income before income taxes............................................            6,231              735
Provision for income taxes............................................            1,246              147
                                                                           ------------   --------------
Net income............................................................       $    4,985       $      588
                                                                           ============   ==============
Net income per share:
 Basic................................................................       $     1.20       $      .15
 Diluted..............................................................       $     1.06       $      .15
Net income per ADS (10 ADS : 1 share):
 Basic................................................................       $      .12       $      .02
 Diluted..............................................................       $      .11       $      .01
Shares used to compute net income per share:
 Basic................................................................        4,153,071        3,893,412
 Diluted..............................................................        4,680,840        4,001,732



   The accompanying notes are an integral part of these financial statements.

                          LOGITECH INTERNATIONAL S.A.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)



                                                                            Three months ended June 30,
                                                                                    2000               1999



                                                                              Three months ended June 30,
                                                                              ----------------------------
                                                                                2000             1999
                                                                            ------------     --------------
                                                                                 (unaudited)
Cash flows from operating activities:
 Net income...........................................................          $  4,985           $    588
 Non-cash items included in net income:
  Depreciation and amortization.......................................             4,367              4,609
  Equity in net earnings (losses) of affiliated companies.............               388               (330)
  Gain on sale of investment..........................................              (442)                --
  Loss (gain) on disposal of property, plant and equipment............            (1,922)                58
  Deferred income taxes...............................................                63               (704)
  Other...............................................................               225                 57
 Changes in current assets and liabilities:
  Accounts receivable.................................................            15,554              8,697
  Inventories.........................................................           (33,462)            11,258
  Other current assets................................................             1,545             (2,668)
  Accounts payable....................................................             3,198            (28,423)
  Accrued liabilities.................................................                40             (1,123)
                                                                            ------------     --------------
     Net cash used in operating activities............................            (5,461)            (7,981)
                                                                            -------------     --------------
Cash flows from investing activities:
 Purchases of property, plant and equipment...........................            (3,853)            (6,901)
 Proceeds from sales of property, plant and equipment.................             3,637                 --
 Proceeds from sale of investment.....................................               526                 --
 Acquisitions and investments in affiliated companies.................              (476)            (1,121)
                                                                             ------------     --------------
     Net cash used in investing activities............................              (166)            (8,022)
                                                                             ------------     --------------
Cash flows from financing activities:
 Net repayment of short-term debt.....................................                --             (4,954)
 Repayment of long-term debt..........................................               (54)               (77)
 Purchase of treasury shares..........................................            (1,064)                --
 Proceeds from issuance of registered shares..........................             2,131              1,899
                                                                             ------------     --------------
     Net cash provided by (used in) financing activities..............             1,013             (3,132)
                                                                             ------------     --------------
Effect of exchange rate changes on cash and cash equivalents..........              (443)              (226)
                                                                             ------------     --------------
Net decrease in cash and cash equivalents.............................            (5,057)           (19,361)
Cash and cash equivalents at beginning of period......................            49,426             43,251
                                                                             ------------     --------------
Cash and cash equivalents at end of period............................          $ 44,369           $ 23,890
                                                                             ===========      =============
Supplemental cash flow information:
 Interest paid........................................................          $     58           $    223
 Income taxes paid....................................................          $    874           $    235



   The accompanying notes are an integral part of these financial statements.

                          LOGITECH INTERNATIONAL S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 -- The Company:

  Logitech International S.A. designs, manufactures and markets human interface devices and supporting software which often serve as the primary physical interface between users and their personal computers and the internet. The Company's products include corded and cordless mice, optical trackballs, keyboards, joysticks, gamepads, racing systems, internet video cameras and multimedia speakers. The Company sells its products to both original equipment manufacturers ("OEMs") and to a network of retail distributors and resellers.

Note 2 -- Interim Financial Data:

  The accompanying consolidated financial statements should be read in conjunction with the Company's 2000 Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In the opinion of management, the accompanying financial information includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position, results of operations and cash flows for the interim periods. The results of operations and cash flows for the interim periods presented are not necessarily indicative of the results of any future period.

  The Company reports quarterly results on thirteen-week periods, each ending on a Friday. For purposes of presentation, the Company has indicated its quarterly periods as ending on the month end. Certain amounts reported in prior quarters' financial statements have been reclassified to conform with the current quarter's presentation.

Note 3 -- Stock Split:

  In June 2000, the Company's shareholders approved a two-for-one stock split which was effected on July 5, 2000 and distributed to stockholders of record as of July 4, 2000. All references to share and per-share data for all periods presented have been adjusted to give effect to this two-for-one stock split. In June 2000, the Company's shareholders also approved an increase of 1 million authorized registered shares for use in acquisitions, mergers and other transactions.

Note 4 -- Equity Investments:

  In November 1999, Logitech announced the formation of a new company, Spotlife Inc., that will enhance video communications using the internet infrastructure. At the same time, Logitech announced the investment of $10.8 million in Spotlife by other investors, including two venture capital firms. Spotlife is independently managed and launched its internet service in May 2000. Logitech has invested $2 million in Spotlife, and has agreed to guarantee up to a maximum of $5.3 million of the new company's capital lease obligation. As of June 30, 2000, the outstanding balance of the lease obligation, and therefore the Company's guarantee, was $4.4 million. As of June 30, 2000, Logitech owns approximately 44% of Spotlife's outstanding shares on a fully diluted basis, with outside investors having the ability to exercise significant influence over the management of the new company. Logitech accounts for its investment in this company using the equity method. In July 2000, Spotlife Inc. closed on its third round of financing totaling $25 million.

  In June 1998, the Company acquired 49% of the outstanding shares of the LogiCad 3D Group (formerly Space Control GmbH), the German-based provider of Logitech's Magellan 3D Controller, and has an obligation for the Company to acquire the remaining outstanding shares if certain conditions are met. The Company is using the equity method of accounting for this investment.

  In April 1998, the Company acquired 10% of the then outstanding stock of Immersion Corporation, a developer of force feedback technology for PC peripherals and software applications. In November 1999, Immersion registered shares on the U.S. NASDAQ Stock Market in an initial public offering. In June 2000, the Company sold a partial interest in Immersion and recognized a gain of $.4 million in other income. Subsequent to this sale the Company changed its method of accounting for its investment in Immersion from the cost method to the available for sale method in accordance with FASB 115 - Accounting for Certain Investments in Debt and Equity Securities. Accordingly, the Company carries its investment in Immersion at market value and records periodic increases or decreases in market value as a component of shareholders' equity. As of June 30, 2000, Logitech owns 7.2% of Immersion. The cost of these securities was $4.9 million and the gross unrealized gain was $30.3 million. However, as of July 31, 2000, the gross unrealized gain decreased to $19.0 million.

  The Company uses the cost method of accounting for all other investments.

Note 5 -- Comprehensive Income:

  Comprehensive income is defined as the total change in shareholders' equity during the period other than from transactions with shareholders. For the Company, comprehensive income consists of net income, the net change in the accumulated foreign currency translation adjustment account, and the net change in the unrealized gain or loss on securities. For the three months ended June 30, 2000 and 1999, comprehensive income (loss) was $34.8 and ($.7) million.

Note 6  Inventory
  At June 30 and March 31, 2000, inventory consisted of the following:

                                                                 June 30, 2000       March 31, 2000
                                                                 -------------       --------------
                                                                           (in thousands)

Raw materials................................................         $ 31,440             $16,762
Work-in-process..............................................              635                 517
Finished goods...............................................           69,688              50,976
                                                                 -------------       --------------
                                                                      $101,763             $68,255
                                                                 =============       ==============

Note 7 -- Contingencies:

  In December 1996, the Company was advised of the intention to begin implementing a value-added tax ("VAT") on goods manufactured in certain parts of China since July 1995, including where the Company's operations are located, and intended for export. In January 1999, the Company was advised that the VAT would not be applied to goods manufactured during calendar 1999 and subsequent years. With respect to prior years, the Company is in ongoing discussions with Chinese officials and has been assured that, notwithstanding statements made by tax authorities, the VAT for these prior periods would not be charged to the Company. The Company believes the ultimate resolution of this matter will not have a material adverse effect on the Company's financial position, cash flows or results of operations.

  The Company is involved in a number of lawsuits relating to patent infringement and intellectual property rights. The Company believes the lawsuits are without merit and intends to defend against them vigorously. However, there can be no assurances that the defense of any of these actions will be successful, or that any judgment in any of these lawsuits would not have a material adverse impact on the Company's business, financial condition and result of operations.

                          LOGITECH INTERNATIONAL S.A.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

  Logitech International S.A. designs, manufactures and markets human interface devices and supporting software which often serve as the primary physical interface between users and their personal computers and the internet. The Company's products include corded and cordless mice, optical trackballs, keyboards, joysticks, gamepads, racing systems, internet video cameras, and multimedia speakers. The Company sells its products to both original equipment manufacturers ("OEMs") and to a network of retail distributors and resellers.

Results of Operations

  The following table sets forth certain consolidated financial statement amounts as a percentage of net sales for the periods indicated:

                                                                                 Three months ended June 30,
                                                                                 ---------------------------
                                                                                    2000               1999
Net sales.............................................................             100.0%             100.0%
Cost of goods sold....................................................              66.6               70.3
                                                                                 -------            -------
Gross profit..........................................................              33.4               29.7
Operating expenses:
 Marketing and selling................................................              18.7               17.7
 Research and development.............................................               6.0                5.8
 General and administrative...........................................               5.8                5.4
                                                                                 -------            -------
Operating income......................................................               2.9                 .8
Interest income (expense), net........................................                .1                (.2)
Other income (expense), net ..........................................               1.4                (.1)
                                                                                 -------            -------
Income before income taxes............................................               4.4                 .6
Provision for income taxes............................................                .9                 .1
                                                                                 -------            -------
Net income............................................................               3.5%                .5%
                                                                                 =======            =======

Comparison of three months ended June 30, 2000 and 1999

  Net Sales

  Net sales for the three months ended June 30, 2000 increased 17% to $141.4 million compared to the same period last year. This growth primarily came from the Company's keyboard and video products.

  Retail sales for the first quarter of fiscal 2001 grew by 21% over the same period in fiscal 2000. As has been the case for the last several quarters, this growth primarily came from keyboard and video products. Retail sales of the Company's traditional pointing devices, which include mice and trackballs, decreased slightly. The decrease was primarily a result of product transitions and the Company not having an optical offering in our mouse line. However, the Company has introduced new corded and cordless optical mice and cordless trackball products in the second quarter of fiscal 2001. Mice sales represented 36% of the Company's total retail revenue for this quarter, compared to 43% in the same quarter last year, reflecting the Company's expanded retail product offerings. Keyboard products continue to be a source of strong growth with sales increasing by 74% over the first quarter in fiscal 2000. Sales growth this quarter primarily came from the renewed line of cordless desktops. In the video camera business, retail sales grew by 50% compared to the prior year, with unit volume doubling. Sales of interactive entertainment products were flat from the same quarter last year. This market is displaying increased seasonality, with year over year market declines in unit volumes during the summer season.

  OEM sales increased this quarter by 10% compared to the same quarter last year, with unit volume increasing slightly. This quarters' growth was driven principally by the Company's internet video cameras which, beginning in the forth quarter of fiscal 2000, are being bundled by Compaq with most of their Presario(R) models sold in the North American market.

  Gross Profit

  Gross profit consists of net sales, less cost of goods sold which consists of materials, direct labor and related overhead costs, costs of manufacturing facilities, costs of purchasing finished products from outside suppliers, distribution costs and inventory write-offs. Gross profit increased 32% from $36 million to $47.3 million. This increase was due principally to significant cost reductions impacting retail and OEM product offerings, increased internet video camera sales in OEM and the shift in revenue mix by sales channel.

  Gross profit as a percentage of net sales increased from 29.7% to 33.4% primarily due to increased OEM margins from video products. Retail gross profit as a percentage of sales remained flat compared to the same quarter last year. Overall, the Company does not believe the current quarter's high gross margin is sustainable. Over the next few quarters, the Company expects the gross margin to be within the long-term targeted range of 30% to 33%.

  Operating Expenses

  Total operating expenses increased 24%, from $34.9 million to $43.2 million. As a percentage of net sales, operating expenses increased from 29% to 31%.

  The increase in marketing and selling expenses is directly related to the Company's increased sales performance and marketing initiatives aimed at strengthening the Company's retail presence. Development efforts are focused on new product development and cost reductions on existing products. The increase in general and administrative expenses is primarily due to higher payroll costs.

  Interest Income (Expense)

  Interest income for the most recent quarter was $.2 million, compared to expense of $.2 million in the prior year. The decline in expense was primarily the result of using cash generated from operations to reduce short term debt.

  Other Income (Expense)

  Other income was $2 million for the current quarter, compared to expense of $.1 million last year, and primarily due to gains recognized from the sale of a building and the sale of shares of Immersion.

  Provision for Income Taxes

  The provision for income taxes consists of income and withholding taxes. The amount recorded in each period reflects management's best estimate of the effective tax rate for the fiscal year. Estimates are based on factors such as management's expectations as to payments of withholding taxes on amounts repatriated through dividends, the jurisdictions in which taxable income is generated, changes in local tax laws and changes in valuation allowances based upon the likelihood of recognizing deferred tax assets. The Company has reviewed its projections of taxable income in various tax jurisdictions for fiscal 2001. Based on a number of factors, including the phased expiration of a tax holiday in China and expected changes in taxable income in certain tax jurisdictions, the Company believes its effective tax rate for fiscal 2001 will be approximately 20%. As a result, the provision for income taxes for the three months ended June 30, 2000 and 1999 was $1 million and $.1 million, representing a 20% effective tax rate.

Liquidity and Capital Resources

  Cash Balances, Available Borrowings, and Capital Resources

  At June 30, 2000, cash and cash equivalents totaled $44.4 million. The Company also had credit lines with several European and Asian banks totaling $55.8 million. As is common for businesses in European countries, these credit lines are uncommitted and unsecured. Despite the lack of formal commitments from its banks, the Company believes that these lines of credit will continue to be made available because of its long-standing relationships with these banks. As of June 30, 2000, $49.1 million was available under these facilities.

  The Company has financed its operations and capital requirements primarily through cash flow from operations, bank borrowings and the sale of equity securities. The Company anticipates that its capital resource requirements will be provided from three sources: ongoing cash flow from operations, cash and cash equivalents on hand and as needed, borrowings, under the credit facilities.

  Cash Flow from Operating Activities

  The Company's operating activities used cash of $5.5 million and $8 million for the three months ended June 30, 2000 and 1999. The Company's first fiscal quarter typically has higher working capital requirements, with inventories of raw materials and finished products needed in anticipation of higher sales at the end of the second quarter and in the third quarter. Inventory increased 74% from $58.5 million at June 30, 1999 to $101.7 million at June 30, 2000. In the quarter ended June 30, 2000, the Company was building inventory due to transitions related to a number of new products and to the Company's expectation of strong sales in the second and third quarters. The increased inventory is intended to ensure that the new products are available for shipping early to retailers so they are on the shelves in advance of the Christmas buying season. The higher use of cash last year is due not only to increased working capital requirements needed to support anticipated higher sales volumes, but also to a significant reduction of payables.

  Cash Flow from Investing Activities

  The Company's investing activities used cash of $.2 million and $8 million for the three months ended June 30, 2000 and June 30, 1999. Included in fiscal 2001 is cash proceeds of $3.6 million for the sale of a building in Europe that was no longer being used in the Company's operations. Capital expenditures totaled $3.9 million in fiscal 2001, compared to $6.9 million in fiscal 2000. The decrease in fiscal 2001 capital expenditures related primarily to the completion of the Company's computer systems implementation project, in the second quarter of fiscal 2000.

  Cash Flow from Financing Activities

  Net cash provided by financing activities for the three months ended June 30, 2000 was $1 million. This represents $2.1 million of proceeds from the issuance of registered shares to fulfill employee stock option and stock purchase plans, net of $1.1 million used to purchase treasury shares.

  Net cash used in financing activities for the three months ended June 30, 1999 was $3.1 million. This represents a $5 million net paydown of short-term debt, net of $1.9 million of proceeds from the sale of treasury shares.

  Capital Commitments

  The Company believes that it will continue to make capital expenditures in the future to support ongoing and expanded operations and that such expenditures may be substantial. The Company believes that its cash and cash equivalents, cash generated from operations, and available borrowings under its bank lines of credit will be sufficient to fund capital expenditures and working capital needs for the foreseeable future. Fixed commitments for long lead time parts totaled $34.6 million at June 30, 2000. Fixed commitment for capital and other expenditures, primarily for manufacturing equipment, approximated $3 million at June 30, 2000. In addition, the Company has agreed to guarantee up to a maximum of $5.3 million of Spotlife's capital lease obligation. As of June 30, 2000, the outstanding balance of the lease obligation, and therefore the Company's guarantee, was $4.4 million.

Certain Factors Affecting Operating Results

  This quarterly report on Form 6-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934 relating to, among other things, i) price competition, ii) an emerging environment in the PC video camera market, iii) gross margins, iv) the Company's brand strategy, v) the Company's research and development strategy, vi) effective tax rate, vii) capital commitments, viii) bank credit line availability, ix) cash liquidity availability, and x) the outcome of contingencies. Predictions of future events involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in the forward-looking statements due to, among others, the following risk factors:

  Potential Fluctuations in Future Operating Results

  The Company's operating results in the past have varied significantly from quarter to quarter and these fluctuations are expected to continue in the future. Future quarterly operating results may vary significantly due to a number of factors, including: the volume and timing of orders received during the quarter; the maturation of product lines; the timing of new product introductions by the Company and its competitors and their acceptance by the market; the impact of competition on the Company's average selling prices and operating expenses; the availability and pricing of components for the Company's products; inventory levels at the Company or in the distribution channels; changes in laws or regulations; changes in product or distribution channel mix; price protection charges; product returns from customers; deferrals of customer orders in anticipation of new products or otherwise; changes in technologies and their acceptance by the market; fluctuations in exchange rates; changes in the Company's strategy; changes in personnel; the performance of the Company's suppliers and third-party product manufacturers; seasonality; and general economic conditions. Many of these factors are beyond the Company's control.
In addition, due to the short product life cycles inherent in the Company's markets, the Company's failure to introduce new, competitive products consistently and in a timely manner would adversely affect results of operations for one or more product cycles.

  The volume and timing of orders received during a quarter are difficult to forecast. Customers generally order on an as-needed basis. Accordingly, the Company has operated with a relatively small backlog, and net sales in any quarter depend primarily on orders booked and shipped in that quarter. In spite of the difficulty in forecasting sales in advance of a quarter and the relatively small backlog at any given time, the Company generally must plan production, order components and enter into development, sales and marketing, and other operating commitments well before each quarter begins. This is particularly acute because substantially all of the Company's products are manufactured in Asia, and the Company relies on suppliers who are located in many other parts of the world. Consequently, any shortfall in net sales in a given quarter may negatively impact the Company's results of operations due to an inability to adjust expenses during such quarter. Excess inventory may negatively impact cash flows and result in charges associated with inventory write-offs.

  The Company's retail sales are seasonal. Net sales are typically higher during the Company's third fiscal quarter, due primarily to the increased demand for the Company's products during the year-end holiday buying season, and to a lesser extent in the fourth fiscal quarter. Net sales in the first and second quarters can vary significantly as a result of new product introductions and other factors.

  As a result, the Company believes that quarter-to-quarter comparisons of its results of operations should not be relied upon as indications of future performance. In addition, due to the foregoing factors, it is possible that in some future quarter the Company's operating results may be below the expectations of public market analysts and investors. In such event, the price of the Company's ADSs and registered shares would likely be materially and adversely affected. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by technology companies participating in rapidly evolving markets. There can be no assurance that the Company will be successful in addressing these concerns.

  Distribution

  The Company sells its products through a domestic and international network of distributors, resellers and OEM customers, and the Company's success is dependent on the continued viability and financial stability of its customer base. The OEM, distribution and reseller industries have been historically characterized by rapid change, including periods of widespread financial difficulties and consolidations, and the emergence of alternative distribution channels. The Company's distributor and reseller customers generally offer products of several different companies, including products competitive with the Company's products. Accordingly, there is a risk that these distributors and resellers may give higher priority, including greater retail shelf space, to products of other suppliers, and may reduce their efforts in selling the Company's products. The loss of one or more of the Company's OEM customers, distributors or major resellers could have a material adverse effect on the Company's business, financial condition and results of operations.

  Product Return Risks

  Like other manufacturers of consumer products, the Company is exposed to the risk of product returns, either through the exercise by customers of contractual return rights or as a result of the Company's assistance in balancing inventories of retailers and distributors. In addition, the Company offers price protection to its distributors and retailers. A portion of the Company's net sales may result in increased inventory at its distributors and resellers which could lead to reduced orders by these customers in future periods. As a result, historical net sales may not be indicative of future net sales. Overstocking by Logitech's distributors and retailers may lead to higher than normal returns. The short product life cycles of certain of the Company's products and the difficulty in predicting future sales increase the risk that new product introductions, price reductions or other factors affecting the computer industry would result in significant product returns. In addition, the Company continuously introduces product upgrades, enhancements and improved packaging, and thus may experience higher rates of return on its older products.

  The Company recognizes revenue upon product shipment, less amounts for estimated returns and price protection. Amounts provided for returns and price protection are estimated based upon historical and anticipated experience and the Company's assessment of inventory in the channels. Although the Company believes that it has provided adequate amounts for projected returns, from time to time it has experienced return levels in excess of amounts provided, and no assurance can be given that such amounts will be sufficient for actual returns in future periods. In addition, there can be no assurance that the accruals for price protection will be sufficient, or that any future price changes will not have a material adverse effect on the Company's results of operations.

  Proprietary Rights

  The Company's future success depends in part on its proprietary technology, technical know-how and other intellectual property. The Company relies on a combination of patent, trade secret, copyright, trademark and other intellectual property laws, and confidentiality procedures and contractual provisions such as nondisclosure agreements and licenses, to protect its intellectual property.

  The Company holds various United States patents, together with corresponding patents from other countries relating to certain of the same inventions. The Company also has various United States patent applications pending, together with corresponding applications from other countries relating to certain of the same inventions. Despite these patents and patent applications, there can be no assurance that any patent owned by the Company will not be invalidated, deemed unenforceable, circumvented or challenged, that the rights granted thereunder will provide competitive advantages to the Company, or that any of the Company's pending or future patent applications will be issued with claims of the scope sought by the Company. In addition, there can be no assurance that other intellectual property laws, or the Company's confidentiality procedures and contractual provisions, will adequately protect the Company's intellectual property. There can also be no assurance that the Company's competitors will not independently develop similar technology, duplicate the Company's products, or design around the Company's patents or other intellectual property rights.
In addition, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Any of these events could have a material adverse effect on the Company's business, financial condition and results of operations. See "Legal Proceedings."

  The Company also relies on certain technologies that it obtains from others. The Company may find it necessary or desirable in the future to obtain licenses or other rights relating to one or more of its products or to current or future technologies. There is no assurance that such licenses or other rights will be available on commercially reasonable terms, or at all.

  Rapid Technological Change

  The market for the Company's products is characterized by rapidly changing technology and frequent new product introductions. The Company's success will depend to a substantial degree on its ability to develop and introduce in a timely manner new products and enhancements that meet changing customer requirements and emerging industry standards. The development of new, technologically-advanced products and enhancements is a complex and uncertain process requiring high levels of innovation as well as the anticipation of technology and market trends. There can be no assurance that the Company will be able to identify, develop, manufacture, market, sell, or support new products and enhancements successfully, that new products or enhancements will achieve market acceptance, or that the Company will be able to respond effectively to technology changes, emerging industry standards or product announcements by competitors. New product announcements by the Company could cause its customers to defer purchases of existing products or cause distributors to request price protection credits or stock rotations. Any of these events could have a material adverse effect on the Company's business, financial condition and results of operations.

  Risks Associated with International Operations

  Substantially all of the Company's manufacturing operations are located in Suzhou, China and other locations in the Far East. These operations could be severely impacted by economic or political instability in China, including instability which may occur in connection with a change in leadership in China, by evolving interpretation and enforcement of legal standards, by strains on Chinese transportation, communications, trade and other infrastructures related to the rapid industrialization of an agrarian economy, by conflicts, embargoes, increased tensions or escalation of hostilities between China and Taiwan, and by other trade customs and practices that are dissimilar to those in the United States. Interpretation and enforcement of China's laws and regulations continues to evolve and the Company expects differences in interpretation and enforcement to continue in the foreseeable future. In addition, the Company's Chinese employees in Suzhou are subject to a number of government regulations regarding employment practices and customs that are fundamentally different in certain respects from those in the United States and Europe. The Suzhou facility is managed by several key Taiwanese expatriate employees of the Company. The loss of such employees, either voluntarily or because of a deterioration in relations between China and Taiwan, may have a material adverse effect on the Company's Suzhou manufacturing operations.

  Logitech transacts a substantial portion of its business outside the United States. There are certain risks inherent to doing business in international markets, including tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, problems in collecting accounts receivable, longer accounts receivable payment cycles, political instability, expropriation, nationalization and other political risks, foreign exchange controls, technology export and import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity, subjection to multiple taxation regimes and potentially adverse tax consequences, any of which could adversely impact the success of the Company's international operations and, in turn, have a material adverse effect on the Company's business, financial condition and results of operations.

  Competition

  The Company's business is characterized by intense competition, a trend of declining average selling prices in OEM and performance enhancements of competing products in retail. The Company expects that competition will continue to be intense and may increase from current or future competitors. Logitech believes that the principal competitive factors include the price, performance, user-centric design, ease of use, functionality, innovation, quality and timeliness of products, as well as the responsiveness, capacity, technical abilities, established customer relationships, retail shelf space, advertising and promotion programs, and brands of manufacturers.

  The Company competes primarily with Creative Technology, Ezonics Corporation, Guillemot Corporation, Intel, Interact Multimedia, Kensington/Advanced Gravis, KYE/Mouse Systems, Labtec Inc., Microsoft, Mitsumi, Philips, Primax, Saitek Industries Ltd., and Xirlink Inc.

  Many of the Company's current and potential competitors have longer operating histories and significantly greater financial, technical, sales, marketing and other resources, as well as greater name recognition and larger customer bases, than the Company. In this regard, the Company's chief competitors are Microsoft in the market for pointing devices, gaming devices, and keyboards and Intel in the market for video cameras. However, the Company believes that Intel will soon introduce products in the corded and cordless mice, keyboard and gamepad segments.

  In the December 1999 quarter, Microsoft began shipping two new mouse products that are based on a technology that replaces the mouse ball with an optical sensor. Logitech has responded to Microsoft with optical offerings in the second quarter of fiscal 2001. In addition, the Company will continue to focus on the advantages of its cordless offerings to the end user. Microsoft is also a leading producer of operating systems and applications with which the Company's pointing and gaming devices are designed to operate. As a result of its position, Microsoft may be able to make improvements in the functionality of its pointing and gaming devices to correspond with ongoing modifications and enhancements to its operating systems and software applications in advance of the Company. This ability could provide Microsoft with significant lead time advantages for product development. In addition, Microsoft may be able to offer pricing advantages on bundled hardware and software products that the Company is not able to offer.

  Certain of the Company's competitors may also have patents or intellectual property rights, which provide them with an advantage. As a result, these competitors may be able to respond more effectively to new or emerging technologies and changes in customer requirements. Consequently, the Company expects to continue to experience increased competition, significant price reductions in OEM and performance enhancements of competing products in retail. This could result in decreased gross margin, loss of market share and lack of acceptance of the Company's products. In the event of significant price competition in the market for the Company's products, the Company would be required to decrease costs at least proportionately to any price decreases in order to maintain its existing margin levels and would be at a significant disadvantage compared to competitors with substantially greater resources, which could more readily withstand an extended period of downward pricing pressure. There can be no assurance that the Company will be able to compete successfully in the future or that competition will not have a material adverse effect on the Company's business, financial condition and results of operations.

  Reliance on Suppliers

  Certain key components used in the manufacture of the Company's products, as well as certain products, are currently purchased by the Company from single or limited sources that specialize in such components or products. At present, single-sourced components include certain of the Company's ASICs, sensors, certain other integrated circuits and components, and balls used in certain of the Company's trackballs. The Company generally does not have long-term agreements with its single or limited sources of supply. Lead times for materials and components ordered by the Company or its contract manufacturers can vary significantly and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. From time to time the Company has experienced supply shortages and fluctuation in component prices. Shortages or interruptions in the supply of components or subcontracted products, or the inability of the Company to procure these components or products from alternate sources at acceptable prices in a timely manner, could have a material adverse effect upon the Company's business, financial condition and results of operations.

  Dependence on Key Personnel

  The Company's success depends to a significant degree on the continued contributions of the Company's management, including its Chief Executive Officer, Guerrino De Luca, and other key design, development, manufacturing, marketing, finance and sales personnel. The loss of any of such personnel could have a material adverse effect on the Company's business, financial condition and results of operations. Assimilation and retention of personnel may be made more difficult by the fact that the Company's management and other key personnel are dispersed throughout various locations worldwide, thus requiring the coordination of organizations separated by geography and time zone and the integration of personnel with disparate business backgrounds, cultures and languages. In addition, the Company believes that its future success will depend on its ability to attract and retain highly skilled managerial, engineering, operations, marketing and sales personnel, and competition for whom is intense. There can be no assurance that the Company will be successful in attracting and retaining such personnel, and the failure to attract and retain key personnel could have a material adverse effect on the Company's business, financial condition and results of operations.

  Fluctuations in Effective Tax Rates; Potential Tax Increases

  The Company operates in multiple jurisdictions and its profits are taxed pursuant to the tax laws of such jurisdictions. The Company's effective tax rate may be affected by changes in or interpretations of tax laws in any given jurisdiction, utilization of net operating losses and tax credit carryforwards, changes in transfer pricing that impact the recognition of net sales and allocation of expenses in the Company's various subsidiaries, and changes in management's assessment of matters such as the realizability of deferred tax assets. The Company regularly assesses the realizability of deferred tax assets based on a number of factors, including the Company's past earnings history and expected future taxable income over a two-year period. As a result of this process, a valuation allowance is recorded for deferred tax assets when management believes it is more likely than not that the Company will not realize such deferred tax assets. In the past, the Company has experienced substantial fluctuation in its effective income tax rate. The Company's effective income tax rates in the past three fiscal years reflect a variety of factors that may not be present in fiscal 2001. As a result, the Company's effective income tax rate may change in future periods.

  Outcome of Legal Proceedings

  There has been substantial litigation in the technology industry regarding rights to intellectual property, and the Company is subject to the risk of claims against it for alleged infringement of the intellectual property rights of others. Through its U.S. and China subsidiaries, the Company is currently involved in several pending lawsuits with respect to patent infringement claims by third parties. The Company believes that all of these pending lawsuits are without merit and intends to defend against them vigorously. There can be no assurance, however, that the defense of any of these actions will be successful, or that any judgment in or settlement of any of these lawsuits would not have a material adverse impact on the Company's business, financial condition and results of operations.

  Pending and future litigation involving the Company, whether as plaintiff or defendant, regardless of outcome, may result in significant diversion of effort by the Company's technical and management personnel, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that such royalty or licensing agreements, if required, will be available on terms acceptable to the Company, or at all. In addition, there can be no assurance that the Company's efforts to protect its intellectual property through litigation will prevent duplication of the Company's technology or products.

  Other
  For discussions identifying other factors that could cause actual results to differ from those anticipated in the forward-looking statements, see "Description of Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Form 20-F for the year ended March 31, 2000. The Company cautions that the foregoing list of risk factors is not exhaustive.

                          LOGITECH INTERNATIONAL S.A.
           QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market Risk

  As a global concern, the Company faces exposure to adverse movements in foreign currency exchange rates and interest rates. These exposures may change over time as business practices evolve and could have a material adverse impact on the Company's financial results.

  Foreign Currency Exchange Rates

  Currently, the Company's primary exposures relate to non-dollar denominated sales in Europe and Asia and non-dollar denominated operating expenses and inventory costs in Europe and Asia, as well as net assets located in these geographies. For the quarter ended June 30, 2000, 47% of the Company's sales were denominated in non-U.S. currencies and 25% of the Company's net assets were recorded in non-U.S. currencies. For the quarter ended June 30, 1999, 42% of the Company's sales were denominated in non-U.S. currencies and 27% of the Company's net assets were recorded in non-U.S. currencies.

  The Company primarily uses the local currencies of its foreign subsidiaries as the functional currency. Accordingly, unrealized foreign currency gains or losses resulting from the translation of net assets denominated in foreign currencies to the U.S. dollar are accumulated in the cumulative translation adjustment component of shareholders' equity. At the present time, the Company does not hedge any currency exposures. The Company estimates that if the U.S. dollar had appreciated by an additional 10% as compared to the functional currencies used by foreign subsidiaries, net income for the quarters ended June 30, 2000 and 1999 would have been adversely impacted by approximately $2.8 million and $2.1 million.

  Interest Rates

  Changes in interest rates could impact the Company's anticipated interest income on its cash equivalents and interest expense on debt. The Company prepared sensitivity analyses of its interest rate exposures to assess the impact of hypothetical changes in interest rates. Based on the results of these analyses, a 10% adverse change in interest rates from the fiscal 2001 and 2000 quarter end rates would not have a material adverse effect on the Company's results of operations, cash flows or financial condition for the next year.

                                   SIGNATURES


  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

                                    Logitech International S.A.



                                    By:     /s/  Guerrino De Luca
                                       ----------------------------------------

                                         Guerrino De Luca
                                         President and Chief Executive Officer


                                    By:     /s/  Kristen M. Onken
                                       -----------------------------------------
                                         Kristen M. Onken
                                         Chief Finance Officer,
                                         Chief Accounting Officer,
                                         and U.S. Representative

  August 14, 2000